MAIL STOP 3561


      	November 28, 2005

V. Randy White, Ph.D
Chief Executive Officer
Xenomics, Inc.
420 Lexington Avenue, Suite 1701
New York, New York 10170

      Re:	Xenomics, Inc.
   Amendment No. 1 to Registration Statement on Form SB-2
   File No. 333-127071
		Filed October 28, 2005

Dear Dr. White:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments.

Table of Contents
1. Please remove or relocate the boiler-plate paragraph following the table of contents.

Prospectus Summary
2. The background and development of both Used Kar Parts, Inc. and Xenomics Sub should be fully discussed pursuant to Item 101 of Regulation S-B.

Risk Factors, page 6
3. As noted in prior comment 10 to our letter dated September 2, 20052, several of your risk factors and subheadings are too broad and generic and should be revised to state the material risk that is specific to Xenomics, Inc. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are
equally applicable to other similarly situated businesses.   Risk
factors 10, 12, 14, 21, 27 and 28 should be revised, deleted or moved to another section of the prospectus.
4. The second risk factor does not appear material in view of the liquid assets of the company at the latest balance sheet date and the disclosure on page 16 that "we expect that existing capital resources will be sufficient...for at least the next twelve months."
5. The 23rd and 24th risk factors are duplicative.

Note Regarding Forward-Looking Statements, page 13
6. We continue to note the statement that you "undertake no obligation to update or revise any of the forward-looking statements after the date of this prospectus to conform forward-looking statements to actual results." As stated in prior comment 13 to our letter dated September 2, 2005, if new information or certain events arise that would make your current forward-looking statements materially misleading, you would need to update your disclosure as required by federal securities law and the undertakings in Item 28 to the registration statement.

Management`s Discussion and Analysis of Financial Condition or
Plan
of Operation

	History, page 13
7. As requested in prior comment 15 to our letter dated September
2,
2005, provide the name and the identity of the control persons and promoters of the company and its predecessors.
8. We note that statement in the fourth paragraph that substantially all of the $9.6 million you have raised from the sale of your securities as of July 31, 2005 has been used on development of the TR-DNA technology. We also note that as of July 31, 2005, you have total current assets of $6.5 million, which we presume also was generated from the sale of your securities. Given that you have not generated any revenue to date, we do not understand how you could have expended substantially all of the $9.6 million raised to date on development of the TR-DNA technology and still show total current assets of $6.5 million as of July 31, 2005. We further note that from inception to July 31, 2005, only $2.8 million has been spent on
R&D.  Please revise.

Plan of Operations, page 15
9. Please allocate the amounts necessary over the next 12 months to
cover the following budgeted expenses: (1) characterizing
molecular
markers for two prenatal tests; (2) optimizing detection methods;
(3)
demonstrating measurement of the markers; (4) converting existing research into methods that can be commercialized; (5) making the required changes to your existing facility or moving to a new facility that meets cGMP guidelines; and (6) purchasing bulk quantities of materials and reagents.
10. We note that you do not have any prior manufacturing experience and that this may result in your inability to develop reproducible and effective manufacturing processes. Please consider discussing this in a risk factor.
11. The disclosure in the fifth paragraph indicates that your current facility does not meet cGMP guidelines. In the last sentence of the same paragraph you also state that your facilities will be adequate for your anticipated level of activity during 2006. Given that your stated level of activity during the second half of 2006 anticipates you operating under cGMP guidelines, we find these statements confusing.
12. Update the table of contractual obligations on page 16 to at least the most recent balance sheet date.

13. The paragraph following the table under Contractual
Obligations
and Commitments should be updated to the effective date to state the amount owing to the selling stockholders as a result of not having the filing effective on October 25, 2005.
14. Correct the two references to "registration statement", which apparently should be "registration rights agreement".

Description of Business, page 24
15. Research and development expenditures for each of the past two fiscal years should be indicated; see Item 101(b)(10).

Directors and Executive Officers, page 25
16. Include the disclosure required pursuant to Item 401(a)(3) of Regulation S-B.
17. Under "Compliance with Section 16(a) of the Exchange Act," you indicate that during 2005, your common stock was not registered under
Section 12 of the Exchange Act. Please advise how you satisfy the OTCBB listing criteria that all companies be registered under Section
12 prior to trading on the bulletin board.

Executive Compensation, page 28
18. Please move the discussion of the consulting agreement with Mr.
Cerrone this section.
19. Under "Stock Option Plan," please advise to whom the 1,290,000 options were issued and the value attributed to these options. In this regard, distinguish between third party consultants and employees. Disclose when you will seek stock holder approval for an increase in the number of shares that can be granted under the plan.
20. Clarify the reference to compensation of "$100,000 or more" in the first paragraph.

Security Ownership of Certain Beneficial Owners and Management,
page
33
21. Reference is made to footnotes (1) and (3). Beneficial ownership is to be determined in accordance with the Instruction to Item 403 of
Regulation S-B and not in accordance with Rule 13d or Section 16 of the Exchange Act. As such, revise the disclosure in footnotes one and three regarding Rule 13d and Section 16 and delete the disclaimer of beneficial ownership in footnote three since Section 16 is not applicable.
22. As requested in prior comment 37 to our letter dated September
2,
2005, please identify the control person(s) for Panetta Partners, Ltd. Please also reconcile the reference to Mr. Cerrone as the "Managing Partner" with page 37 which refers to him as "the general partner."
23. It is not clear whether the table reflects the common shares issuable upon conversion of the Series A Convertible Preferred. Indicate the holders of the preferred.

Selling Stockholders, page 37
24. Identify via footnotes the selling shareholders that are parties
to the 2004 voting agreement, which we believe illustrates a material
relationship with the company beyond a mere investor.  See Item
507
of Regulation S-B.

Certain Relationships and Related Transactions, page 37
25. As requested in prior comment 40 to our letter dated September
2,
2005, please include the full disclosure regarding transactions with promoters during the past 5 years, including their identity, as required under Item 404(d) of Regulation S-B. See Rule 405 of Regulation C for the definition of "promoter."

Financial Statements, page F-1
26. We note your response to prior comment 52. Please revise the financial statements to provide footnote disclosures describing the material terms of the contributed services.
27. We note the revisions made to the financial statements in response to prior comments 52, 56, 64 and 65. Please disclose on the face of the financial statements that they have been restated, disclose in a note the nature and amount of the restatements as required by paragraph 37 of APB 20 and direct your independent accountant to refer to the restatement of the annual financial statements in its report and dual-date or redate the report. Provide similar disclosures in your amended Form 10-KSB and Form 10-QSB filings for the affected periods.

Notes 5 and 4 - Stockholders` Equity, pages F-11 and F-24
28. We note your response to prior comment 63. Please clarify the specific liquidated damage provisions that are applicable to each of the private placements that closed on January 28, 2005, February 5,
2005, April 7, 2005, and July 13, 2005. Based on the registration rights agreement filed on February 3, 2005, it appears that, with respect to the first three offerings, a penalty was incurred relating to the initial filing of the registration statement, but no additional penalties will be incurred if the registration statement is not declared effective or effectiveness is not maintained. Please tell us whether this is the case, and revise your disclosures accordingly.
29. Please disclose the fair value of the warrants issued to the investors in the private placements that closed on each of January 28, 2005, April 7, 2005 and July 13, 2005, along with the major assumptions used to value the warrants. We note that the fair value of the warrants issued to the placement agents is disclosed, but not the fair value of the warrants sold to the investors in each offering.
30. With respect to the July 13, 2005 private placement, based on the registration rights agreement filed on July 19, 2005, it would appear that the fair value of the warrants should be recorded as a liability in your financial statements, because all of the conditions for equity classification under EITF 00-19 are not met. Specifically, we note that the liquidated damage provisions of the agreement effectively require the warrants to be settled in registered shares, which is considered to be outside of the control of the issuer. The warrants should be fair-valued at each subsequent balance sheet date and changes in fair value should be reflected in the statement of operations. Provide the necessary disclosures in an explanatory footnote.
31. We note your response to prior comment 64. Please tell us why you believe that it is appropriate to amortize the stock-based compensation expense over the one year period. We note the warrants are exercisable upon issuance, which would indicate that no future service is required, and that the full amount of measured compensation expense should be recognized at the date of issuance. Alternatively, if future service is required, the warrants would need to be remeasured at each balance sheet date in accordance with EITF
96-18. Please revise your financial statements and related disclosures accordingly, or explain in more detail why you believe that no revisions are required.

Note 6 - Stock Option Plan, page F-12
32. We note your response to prior comment 65. Please revise your disclosure in the annual financial statements and MD&A to provide similar disclosures to those made in the interim financial statements. In addition, please revise your disclosure in critical accounting policies on page 18 to state the amount of additional compensation expense that would be required to be recorded with respect to these options at the most recent balance sheet date. Refer to Section V of the Commission`s MD&A guidance in Release 33-
8350, which may be obtained at http://www.sec.gov/rules/interp/33-8350.htm, and revise your disclosures accordingly. Also, please revise your disclosures to specifically identify the option grants that are subject to shareholder approval.
33. According to your response to prior comment 66 and Exhibit 1 to your response, prior to January 31, 2005, you used the most recent private placement price to determine stock-based compensation because you felt the closing price on the thinly traded over-the-counter market was not indicative of market value. While this treatment may be appropriate for periods prior to July 27, 2004, when your shares were first traded on the Bulletin Board, this treatment does not appear appropriate for options issued on and after that date.
Even
when the company`s stock is thinly traded, it is still necessary to use the quoted market price in valuing the stock award. In paragraph
10 of APB 25, the Board acknowledges "market quotations at a given date are not necessarily conclusive evidence" of fair value of shares of stock but concludes that, for purposes of the Opinion, the unadjusted quoted market price of a share of stock should be used in measuring compensation. Please revise the financial statements and footnotes accordingly.
34. We note your response to prior comment 70. Please consider the impact of the option grants to Dr. White on the tax-qualified status of the option plan, as well as whether the grant of the options represents an illegal act by the Company. If you believe there may be any resulting impact on the financial statements, please revise your disclosures accordingly.
Note 5 - Commitments and Contingencies, page F-25
35. We note your response to prior comment 73. While the acceleration has not yet resulted in the affected employees being able to exercise options that would have otherwise expired unexercised, this will be the case if any of the employees terminate their employment prior to the date they would have otherwise fully vested in the award. If this were to occur, then you will be required to record compensation expense based on the intrinsic value on the date of modification. Note that your situation is analogous to that outlined in Illustration 3(a) of FIN 44, except that with a relatively small number of affected employees, there would be no basis for recording an estimate of future terminations. Accordingly, while compensation expense would be measured at the date of modification, no compensation expense would actually be recorded until the date of any future terminations prior to the original vesting date. Please provide discussion of this matter in MD&A and the footnotes, and disclose the amount of intrinsic value resulting from the acceleration of options granted to Mr. Umansky and Mr. Melkonyan that would be recognized in the future if these individuals terminated their employment prior to the original vesting dates. Note that since Mr. Cerrone and Dr. Tomei are non-employees, the modifications relating to these individuals should be accounted for under EITF 96-18 rather than FIN 44. Please revise accordingly.
36. We note your response to prior comment 74. Please revise the biographical information on page 25 to include the services performed by Mr. Cerrone on behalf of the Company prior to June 2005.
37. In your supplemental response to prior comment 74, you state
Mr.
Cerrone`s options were subject to shareholder approval. Please explain why these 1,050,000 options were subject to shareholder approval, since they appear to be among the first 5,000,000 shares issued under the plan.
38. In your supplemental response to prior comment 75, you discuss Dr. Tomei`s 2005 options, but do not address the options for 1,012,500 shares issued in 2004. Please explain to us how you have complied with EITF 96-18 in accounting for the issuance and subsequent acceleration of these options.
39. We note your response to prior comments 74 and 75. Note that since EITF 96-18 is applicable to the option grants to Mr. Cerrone and Dr. Tomei, accounting recognition appears to be required irrespective of whether a measurement date has occurred. The options should initially be measured at fair value, and should be remeasured at each balance sheet date until the later of the date the awards are fully vested, or when a final measurement date is determined. Refer to Issues 3 and 4(b) and Examples 12-14 of EITF 96-18. Please revise the financial statements to reflect the compensation expense relating to these grants in accordance with EITF 96-18. Provide appropriate disclosures regarding the transactions in a footnote.
40. We note your response to prior comment 76. Please revise the disclosure in Note 5 to include the signing bonus and performance bonus provisions of the agreement as previously requested.
41. We note your response to prior comment 78. As previously requested, please revise your disclosure to include the material terms of the Series A preferred stock, including dividend rights, conversion rights, and liquidation preferences. Disclose the fair value that was allocated to each of the Series A preferred stock and the warrants issued to the investors, along with the assumptions used to value the warrants.
42. We note your response to prior comment 78. Please explain in detail how you evaluated the preferred stock for a beneficial conversion feature under EITF 98-5. We note the market price of your common stock on the date of issuance was $2.40, and the conversion price of the Series A preferred stock is $2.15.

Part II

Item 26. Recent Sales of Unregistered Securities
43. We note from Note 4 to the financial statements that 5,000 shares were issued by the company to a law firm for services. Please identify the law firm, the value of the shares issued, and the basis for and facts supporting an exemption from registration as required by Item 701 of Regulation S-B.. Advise whether the issuance of such shares implicates the disclosure requirements of Item 509 of Regulation S-B.
44. Identify the "certain investors" of the July 13, 2005 private placement.
45. Jeannine Karklins is indicated as the "company`s founder". As such, this person is considered a promoter of the company or one of its predecessors and must be named as such in the prospectus and all of the applicable disclosure of Items 401(d) and 404(d) added.

Item 27. Exhibits
46. Exhibits 10.6 and 10.8 are incorporated by reference from exhibits 99.2 and 99.3 to a Form 8-K filed July 19, 2004. Please confirm these references. In addition, we are unable to locate exhibit 10.5 as incorporated to exhibit 2.4 to the Form 8-K filed
July 19, 2004.

34 Act Reports

Form 10-KSB for the Year Ended January 31, 2005

Item 8A.  Controls and Procedures
47. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief
financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
48. Please amend your Form 10-KSB for the year ended January 31,
2005
and all subsequent periodic reports in accordance with the above comments.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Carlton Tartar at (202) 551-3387. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


								Sincerely,



								John Reynolds
      Assistant Director



cc:	Jeffrey J. Fessler
	Fax: 212-930-9725




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V. Randy White, Ph.D
Xenomics, Inc.
November 28, 2005
p. 1